UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07007589

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response.... 12.00

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 4 2007

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21353

FACING PAGE

DIVISION OF MARKET REGULATION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keeley Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 1201
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John L. Keeley, Jr. (312) 786-5000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JUN 1 3 2007 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John L. Keeley, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keeley Investment Corp.**, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title


OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2007

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	249,923
Receivables from futures commission merchant		
and securities broker-dealer		5,116,398
Deposit with clearing broker		5,000
Securities owned:		
Marketable, at market value		5,865,826
Not readily marketable, at estimated fair value		2,893,524
Underwriting fees and other		440,520
Total assets	$	14,571,191

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	1,396,815
Deferred income taxes payable		62,930
		1,459,745
Liabilities subordinated to claims of general creditors		700,000
Stockholders' Equity		
Common stock, no par value; authorized 100,000 shares;		
issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		12,368,271
Total stockholders' equity		12,411,446
Total liabilities and stockholders' equity	$	14,571,191

The accompanying notes are an integral part of the statement of financial condition.

Keeley Investment Corp.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Keeley Investment Corp. (the "Company") is a registered broker-dealer. The Company is also registered as an introducing broker with the National Futures Association. The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company also engages in principal sales and trading of equity securities. The Company may enter into transactions in derivative financial instruments, including futures and options, in order to facilitate its trading activities.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Securities owned – marketable: The marketable securities include equity securities, futures, and investments in mutual funds. Proprietary securities and futures transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income. Gains and losses on open commodity futures, options on futures contracts, and forward contracts, which are marked to market, are recognized currently in income.

Securities owned – not readily marketable: Not readily marketable securities include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the issuer or Company.

Not readily marketable investments owned by the Company consist of equity securities and investments in limited partnerships. Equity securities which are not readily marketable are recorded at cost until significant events indicate cost is no longer appropriate and then are carried at their estimated fair value. When carried at estimated fair value, such securities have been valued based upon other market sources which are believed to provide a reasonable value for such investments. The investments in limited partnerships which do not have established markets and which do not have established earnings patterns, but for which events warrant values other than cost, are valued using the most recent and reliable outside information available, including the underlying fair value of related partnerships, as determined by management, and changes in value are reflected in the results of operations. Because of the inherent uncertainty of valuations, however, the estimated values used for these investments may differ significantly from the values that would have been used had a ready market existed and the differences could be material.

Keeley Investment Corp.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under sections of the federal and state income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporation income taxes except for Illinois replacement taxes.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: The Company considers money market funds to be cash equivalents.

Recent accounting pronouncements: In September 2006, the Financial Accounting Standards Board, the ("FASB"), issued Statement of Financial Accounting Standard No. 157 ("SFAS 157"), *Fair Value Measurements.* SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on January 1, 2008. Management is currently evaluating the provisions of SFAS 157 and its potential effect on its financial statements.

On July 13, 2006, the FASB issued FASB interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company must adopt FIN 48 on January 1, 2007. Management is currently evaluating FIN 48 and its potential effect on its financial statements.

Note 2. Transactions with Related Parties

The Company has investments in two limited partnerships with a total carrying amount of $1,773,524 as of December 31, 2006. An affiliate of the Company is the co-general partner and investment advisor to such limited partnerships.

Additionally, the Company has an investment in three affiliated mutual funds with a market value of $5,452,309 as of December 31, 2006. The Company earned $2,617,520 of fees related to sales of these mutual funds' shares for the year ended December 31, 2006.

Keeley Investment Corp.

Notes to Statement of Financial Condition

Note 3. Securities Owned and Trading Activities

At December 31, 2006, securities owned consist of the following (at market or estimated fair value):

Marketable:		
Equity securities	$	413,517
Mutual funds		5,452,309
	$	5,865,826
Not readily marketable:		
Limited partnerships trading equity securities	$	1,773,524
Equity securities		1,120,000
	$	2,893,524

Note 4. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors of $700,000 are due to a Company stockholder with interest at rates of 8 percent (for $610,000 of such loans) and 9 percent (for $90,000 of such loans) per annum with principal repayments on October 1, 2007.

The subordinated borrowings are covered by agreements which have been approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Bank Line of Credit

The Company had an unused line of credit of $400,000 at December 31, 2006. The line of credit bears interest at the prime rate and matures on November 1, 2007.

The Company's majority stockholder has pledged securities totaling $773,000 and certain personal assets to the lending institution as collateral for the Company's line of credit.

Note 6. Commitments and Contingencies

The Company has lease agreements for its office facilities which expire on varying dates through October 31, 2012, noncancelable through July 31, 2007. The lease payments include rent, some utilities and real estate taxes.

Note 7. Employee Benefit Plans

The Company has a defined contribution profit sharing plan which covers substantially all full-time employees and requires annual contributions up to 10.7 percent of compensation paid. At December 31, 2006, $94,840 is included in accounts payable and accrued expenses. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

The Company also has a 401(k) plan which covers substantially all full-time employees. The Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum. At December 31, 2006, $120,535, is included in accounts payable and accrued expenses.

Note 8. Deferred Income Taxes Payable

Deferred income taxes are comprised of a built-in gains deferred tax liability of $62,930 relating to the difference in the financial reporting and income tax basis of the underlying asset.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $8,805,085, which was $8,555,085 in excess of its required net capital of $250,000. The Company's net capital ratio was .16 to 1.

Note 10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's operating activities include trading various financial instruments with off-balance-sheet risk. These financial instruments consist principally of written option contracts on equity securities and related stock indices, securities sold, not yet purchased, and financial futures contracts. Such risk arises from potential changes in the market values of the securities or money-market instruments underlying the financial instruments which may be in excess of the amounts recognized in the statement of financial condition.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security and can create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received. While the Company has no obligations resulting from short sales at December 31, 2006, the Company did engage in short sales during the year.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Note 10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

Securities owned may be used as collateral by the clearing broker for amounts owed to such clearing broker.

The clearing and depository operations for the Company's security transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2006, $4,628,771 of money market funds reflected in the receivables from futures commission merchant and securities broker dealer and $5,452,309 of the securities owned reflected on the statement of financial condition are positions with this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company is engaged in various trading activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company is engaged in brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to futures transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 12. Subsequent Event

From January 1, 2007 to February 9, 2007, the Company paid dividends of approximately $450,000.

END